UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
✓ Form C/A: Amendment to Offering Statement
    ✓ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Roxi Fantasy Gaming LLC

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    New Jersey

    Date of organization:

    March 6, 2017

Physical address of issuer:

95 West Main Street, Suite 5-171, Chester NJ 07930

Website of issuer:

www.majorschallenge.com

Is there a co-issuer?

☒ no

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of security offered:

Class B Membership Interests

Target number of securities to be offered:

6,666

Price (or method for determining price):

$1.50

Target offering amount:

$9,999.00

Minimum investment amount:

$249.00 (166 Membership Interests)

Oversubscriptions accepted: ☒ Yes

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$1,069,995.00

Maximum number of securities to be offered:

713,330

Deadline to reach the target offering amount:

May 12, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end (2021)	*Prior fiscal year-end (2020)*
Total Assets	$0	$0
Cash & Cash Equivalents	$171,133	$180,000
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$27,090	$2,497
Cost of Goods Sold	$99,570	$49,666
Taxes Paid	$0	$0
Net Income	($72,480)	($47,169)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Daniel Pitluk
_____
(Issuer)

By

_____   CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

CEO
_____
(Title)

May 12, 2022
_____
(Date)

FORM C

TABLE OF CONTENTS

<p align="center">**EXHIBIT A:**</p>

<p align="center">**OFFERING MEMORANDUM**</p>

<p align="center">**MAY 13, 2022**</p>

<p align="center">**ROXI FANTASY GAMING LLC**</p>



<p align="center">**Up to $1,069,995.00 of Class B Membership Interests**</p>

Roxi Fantasy Gaming LLC ("Roxi Fantasy Gaming," the "Company," "we," "us," or "our"), is offering a minimum amount of $9,999.00 (the "Target Offering Amount") and up to a maximum amount of $1,069,995.00 (the "Maximum Offering Amount") of Class B Membership Interests (the "Securities") on a best-efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by May 12, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering." In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust, National Association (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in a Class B Membership Interest instrument, as further described below. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

THE COMPANY

1. *Name of issuer*: Roxi Fantasy Gaming LLC

ELIGIBILITY

2. Roxi Fantasy Gaming LLC certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

BAD ACTOR DISCLOSURE

Neither the Company nor its Principals are subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: http://investinmajorschallenge.com

The issuer must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The key persons of the Company (referred to herein as "Directors, and/or "Officers") are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	*Positions and Offices Held*	*Principal Occupation and Employment Responsibility for the Past Three (3) Years*	*Dates of Service*
Daniel Pitluk	President/Chief Executive Officer and Managing Member of Roxi Fantasy Gaming LLC	Overseeing the development, day-to-day operations, and growth of Roxi Fantasy Gaming LLC	2017 to Present
Michael Gallagher	Director of Operations	Responsible for daily site operations and future platform integration	2020 to Present
Edmund Woronicz	Director of Business Development	Responsible for building new business relationships and expanding our customer base	2022 to Present

BIOGRAPHIES

Daniel Pitluk – Chief Executive Officer and Founder
Daniel founded Majors Challenge with the purpose of solving a simple problem, his own. Running a golf pool in excel was frustrating. Years before the arrival of daily fantasy sports, and even before the iPhone, Daniel started an online golf pool with simple rules and broad appeal. The idea was to replicate the excitement and engagement every year surrounding NCAA March Madness but for the PGA Majors. After a dozen years growing the golf pool he found increasing demand for the product, so he raised initial funds from existing players and formed Majors Challenge.

Daniel is a lifelong entrepreneur with a background in Information Technology and software development. Prior to Majors Challenge he founded a consulting company providing master data management services to several Fortune 100 companies. Daniel holds a B.S. in Computer Science from Lafayette College in Easton, Pennsylvania. At Majors Challenge Daniel oversees all day-to-day operations including product architecture and design, schedules, budgets, product roadmaps, partnerships and corporate messaging. He is a self-proclaimed golf nut and proud new owner of a single-digit handicap.

Michael Gallagher – Director of Operations
Michael is a sports enthusiast with a passion for the business side of the industry. He holds a B.A. in Economics from the University of Virginia and a Master's in Sports Business from NYU. Prior to joining Majors Challenge he worked in football operations at both the collegiate level for the Virginia Cavaliers, and the professional level for MBK Sports.

Michael runs a leadership podcast ranked in the top 10% worldwide, has self-published a book on organizational culture, and is currently a CFA Level III candidate who may be in the first cohort of people to ever pass all 3 levels of the CFA exams in under a year. In January 2020 Michael joined Majors Challenge as Director of Operations.

Edmund Woronicz, Jr., PGA Professional – Director of Business Development
Edmund is a 40+ year member of the PGA of America with extensive professional, coaching and business experience in many segments of the golf industry. He's held positions including Head Golf Professional, VP of Golf Operations at Natural Golf Inc, Executive Director of Golf to End Cancer, Director of Sales for the PGA Champions Tour: Encompass Championship, Director of Business Development in the golf travel industry, Owner of Creative Golf Solutions and Managing Partner of an international import company.

Edmund is highly skilled at business development, channel building, branding, marketing, sales and sales management. Throughout his career he has demonstrated the ability to build and lead successful teams, drive sales, develop and nurture strategic relationships, and forge long term partnerships. As a result, he's helped many organizations within the golf industry and business community successfully reach and exceed their desired goals. In January 2022 Edmund joined Majors Challenge as Director of Business Development.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview
Roxi Fantasy Gaming LLC ("Roxi Fantasy Gaming," the "Company," "we," "us," or "our"), has developed and operates a fantasy golf platform called Majors Challenge ("Majors Challenge"). Majors Challenge is an online platform for hosting fantasy golf contests. Our customers are golf clubs, social organizations, daily fantasy players and the average golf enthusiast. We also conduct free public contest for large cash prizes. In a Majors Challenge contest, a contestant competes against other players by picking a lineup of PGA golfers playing in weekly tournaments. Their score is based on the combined performance of golfers on their team. The platform provides an intuitive interface for researching and selecting golfers

into a roster and a real-time leaderboard that updates the golf pool side-by-side with the PGA event. Winners are declared at the conclusion of each PGA tournament. Prizes are determined by a golf pool administrator called the "Commissioner" and are handled outside of Majors Challenge.

What Makes Majors Challenge Different?
Majors Challenge was made for golf fans. Our simple rules mirror familiar concepts in golf which is why our product is enjoyed by regular golf enthusiasts. Our golf-only platform provides a non-intimidating version of fantasy golf that is easy to set up and participate in. The golfing community is a loyal base of fanatics who appreciate products dedicated to their passion. Our mission is to deliver a best-in-class experience to this demographic. Creating a golf pool on Majors Challenge is as easy as playing. A league can be set up in less than a minute. Tournaments run every week, not just for the majors. Compete against your friend's week-by-week or in a FedEx style season long contest. We are golf pools, simplified.

Current Revenue Model
Majors Challenge currently generates revenue in three ways:

1. Subscription pricing is available for golf clubs or other organizations who run golf pools for their membership. These organizations are charged a yearly subscription of $500 which allows for unlimited use of the software. Subscription pricing may be discounted, depending on circumstance or partnerships.
2. Someone looking to create a private golf pool who is not part of a club or organization pays a fee to operate their golf pool. The golf pool administrator is charged $1 for each roster entered during the four PGA major championships, plus the Players Championship. As an example, if someone ran a golf pool for 25 friends during the Masters and each friend entered two rosters, then the administrator is charged $50 for that tournament. Golf pools run during non-major PGA tournaments are free.
3. While there is no advertising revenue, future plans are to partner with a golf brand to sponsor the $250,000 Perfect Team Contest or other areas of the website.

Market
U.S. Golf Market
According to the National Golf Foundation about one out of every three Americans has recently played golf, watched the sport, or read about golf. There are also 14,733 public golf courses and 4,652 private golf courses in the United States alone. When you take in to account off-course facilities like TopGolf, driving ranges and indoor simulators, the market for golf enthusiasts exceeds 100 million people in the United States (https://www.ngf.org/golf-industry-research/).

Fantasy Sports
The popularity of fantasy sports continues to grow at an explosive rate. As of 2020 the Fantasy Sports and Gaming Association (the "FSGA") estimates that 60,000,000 people are playing fantasy sports in the United States. While football continues to dominate the fantasy space, the average player tends to participate in multiple sports. Among the major sports, golf has been the least popular, the Company believes, due to lack of awareness and creative offerings.

Golfer Demographic
The golfer demographic has been widely overlooked when it comes to fantasy sports offerings. Golfers are accustomed to a contest, often with a prize at the end. Even friendly rounds of golf are typically played for a couple bucks, or at least drinks. Golfers also tend to be in desirable socio-economic status, making the combination an excellent candidate for fantasy sports. However, the problem often is an aversion to large scale platforms with complicated rules. Majors Challenge was created to cater to this group. We offer a simple golf pool where users feel separate from hard core fantasy sports players.

User Acquisition and Growth

Majors Challenge is a golf pool platform where Commissioners organize a league of friends, colleagues, co-workers or members into a golf pool. Since fees are incurred only by the Commissioner and are not related to actual tournament results, we are not restricted by state-by-state fantasy sports law. Our game is legal to play in all 50 states and likely throughout the world. While users familiar with or currently participating in traditional fantasy sports will appreciate our product, our main goal is to attract users outside of that demographic. This is a market equal in size or greater than fantasy sports players. User acquisition methods include:

- Paid Google Search
- Facebook, Instagram and other social
- PGA and golf trade shows
- Strategic partnerships golf related businesses
- Co-market and partner with PGA of America regional sections
- Direct marketing to golf clubs and country clubs

Latest Metrics (as of December 2021)

The following metrics were achieved since launching for the 2019-2020 PGA season. Majors Challenge has been live for two full PGA seasons, The 2021-2022 season will be our third year.

- 22,234 active users
- 2,477 golf pools created
- 78 member golf clubs running pro shop golf pools
- 111 free $250,000 Perfect Team contests complete (no winners)
- 75,200 rosters created spanning 7,111 contests

Additional Areas of Growth and Future Plans

As Majors Challenge attracts more users, there will be a growing interest in playing contests for real cash prizes. This would be more in line with traditional daily fantasy sports where users deposit money to play in a public contest for cash prizes. These types of fantasy contests are only legal in subset of U.S. states and require compliance with existing law. In 2021, the company raised $250,000 additional capital to build out the features to support real-money play. Development started in May 2021 and is expected to launch in 2022. These contests will create a new revenue stream that is expected to be very profitable. The Company will take a 10% commission on all contest purses. As an example, if 100 people entered a contest for $10 each, then $900 would go to the prize pool and $100 would be the Company's profit. The Company is well positioned to cross sell our growing user base to play in real money contests of various sizes and prizes.

Timeline

- Mar 2017   Completed initial capital raise of $130,000. Development begins.
- Apr 2018   Soft launch. Inaugural season with limited marketing and use.
- Apr 2019   Main product launch for 2019 PGA season. Pilot at local golf clubs.
- Jun 2019   First $250,000 Perfect Team Contest
- Oct 2019   End of 2019 season with 3,700 registered users playing in 612 golf pools
- Nov 2019   Beginning of 2020 PGA season.
- Dec 2019   Presenter for Best New Product at Fantasy Sports trade show
- Oct 2020   End of 2020 season with 33 golf clubs, 7000 users playing in 904 golf pools
- Nov 2020   Beginning of 2021 PGA season
- Mar 2021   Pilot program with two national golf training franchises
- Apr 2021   Complete second capital raise of $250,000
- May 2021   Begin development on real-money contests
- Oct 2021   End of 2021 season with 78 golf clubs, 22,200 users playing in 2,473 golf

pools
- Nov 2021 Beginning of 2022 PGA season
- Jan 2022 Attending national PGA of American conference in Orlando
- Jan 2022 Signed two-year partnership with PGA of America Carolinas section
- May 2022 Tentative launch for real-money contests

Technology Infrastructure and Security

The Majors Challenge technology infrastructure is built entirely within the AWS ecosystem. The main components are AWS Lamba and the Amazon API Gateway. This is cost effective and highly scalable serverless infrastructure. The database backend is a high available Amazon RDS database configured for automatic failover and backup. Access to the database is secured using the AWS Secrets Manager.



Database Credentials
AWS Secrets Manager
Automatic secrets rotation every 30 days
3
Mobile apps
Websites
Services
Internet
1
Amazon API Gateway
2
AWS Lambda
4
RDS Database

Additional AWS components which complete the infrastructure are AWS S3 (file storage, media assets and website hosting), AWS CloudFront (CDN and SSL termination), AWS VPC (network management/insulation) and Amazon Route 53 for DNS.

Software Integrations

The following products are integrated into the platform:

Product	***Use***
Stripe	Credit card processing
Mailchimp/Mandrill	Scheduled and transactional email provider
Radar.io	Geo-location services
Electronic Verification Systems	KYC/AML processor
Authorize.net	Payment processor for credit card, Apple, Google, ACH
PayPal	PayPal and Venmo payments; alternative credit card processor
GitHub	Application code hosting and archiving
Facebook Authentication	User authentication and new user creation
Google Authentication	User authentication and new user creation

RISK FACTORS

An investment in our Interests involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Securities in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cybersecurity threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs"

and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net Proceeds of the Offering.

Unless the Company has agreed to a specific use of the funds raised through the Offering, referred to herein as the "Proceeds," the Company's management will have considerable discretion over the use of Proceeds from the Offering. An Investor may not have the opportunity, as part of their investment in the Offering, to assess whether the Proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the Proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our Securities. An active market in which Investors can resell their Interests may not develop.
There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our Securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your Interests. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our Securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our Securities to be limited. Investors may be unable to resell their Securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of Securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that Proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its Securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling Securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive

any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company's voting Securities is owned by a small number of owners.
Prior to the Offering, one individual beneficially owns 100% of outstanding voting Membership Interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have interests that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital

requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Securities.

We arbitrarily determined the price of the Class B Membership Interests and such price which may not reflect the actual market price for the Class B Membership Interests.
The Offering of Securities at $1.50 per interest by the Company was determined arbitrarily and the current, estimated valuation of the Membership Interests arising from such price per Interest in this Offering is $8,569,995.00. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

INDEBTEDNESS

The Company does not have any outstanding debt.

THE OFFERING

The Company is currently seeking to raise second-round funding of up to $1,069,995.00 through the sale of up to 713,330 Class B Membership Interests, based on a valuation of $8,569,995.00.   This funding will be used for:
- Hiring of staff programmers, sales, and marketing employees
- Development of an iOS/Android mobile applications
- Licensing fees
- Accounting and legal fees
- Purchasing additional data feeds
- Funding of additional free contests (i.e. $1,000,000 Perfect Team)
- Existing and new marketing efforts

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Interests	Number of Interests Held Prior to Offering	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Daniel Pitluk	Class A	3,375,000	67.5	100
Other Investors	Class B	1,625,000	32.5	0
Total	-	5,000,000	100	100

Classes of Securities of the Company

Class A Membership Interests
Class A Membership Interest holders have voting rights. Class A Membership Interests are not being offered through this Offering.

Class B Membership Interests
Class B Membership Interest holders do not have voting rights. Class B Membership Interest holders are entitled to pro-rata shares of dividends. Class B Membership Interests are being offered through this Offering.

See "Exhibit D: Limited Liability Company Operating Agreement" for information on the rights of the Company's Membership Interests.

Restrictions on Transfer of the Securities Being Offered
The Class B Membership Interests being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Delivery of Securities
The Company will complete the transaction and deliver the Class B Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

Other Material Terms
The Company does not have the right or obligation to repurchase the Class B Membership Interests. The Class B Membership Interests do not have a stated return or liquidation preference.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PREVIOUS OFFERINGS OF SECURITIES

Previous Offering	*Date of Previous Offering*	*Offering Exemption Relied Upon*	*Type of Securities Offered*	*Amount of Securities Sold*	*Use of Proceeds of Previous Offering*
Class B Membership Interests	2018	Regulation D	Membership Interests	381,250	Initial startup costs, legal fees, marketing, operations, and research and development expenses

USE OF PROCEEDS

The following table illustrates how the Company intends to use the gross Proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	*% of Proceeds if Target Offering Amount Raised*	*Amount if Target Offering Amount Raised*	*% of Proceeds if Target Offering Amount Raised*	*Amount if Maximum Offering Amount Raised*
Intermediary Fees*	3%	$299.95	3%	$32,099.90
Marketing	36%	$3,599.42	36%	$385,198.85
Salaries	30%	$2,999.52	30%	$320,999.04
Legal & Accounting	4%	$399.94	4%	$42,799.87
Licensing	10%	$999.84	10%	$106,999.68
User Incentives	10%	$999.84	10%	$106,999.68
Miscellaneous	7%	$700.49	7%	$74,897.98
Total	**100%**	**$9,999.00**	**100%**	**$1,069,995.00**

*Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of Proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.


FORWARD-LOOKING STATEMENTS DISCLOSURE


This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT B:

REVIEWED FINANCIALS

ROXI FANTASY GAMING LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

ROXI FANTASY GAMING LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Roxi Fantasy Gaming LLC
Chester, NJ

We have reviewed the accompanying financial statements of Roxi Fantasy Gaming LLC (a partnership) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, statements of members' capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note D, the company has suffered recurring losses from operations and has stated that substantial doubt exists ability to continue as a going concern. Management's evaluation of the events and conditions and managements plans regarding these matters are also described in Note D. The financial statements do not include and adjustments that might result from the outcome of this uncertainty. Our conclusion is not midwifed with respect to this matter.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 28, 2022

ROXI FANTASY GAMING LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Cash and Cash Equivalents	$ 170,968	$ 2,687
Total Assets	$ 170,968	$ 2,687

MEMBERS' CAPITAL

	2021	2020
Members' Capital	$ 170,968	$ 2,687
Total Members' Capital	$ 170,968	$ 2,687

ROXI FANTASY GAMING LLC
STATEMENTS OF INCOME AND MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues	$ 27,091	$ 2,497
Operating Expenses:		
Advertising and marketing	9,097	14,998
Bank service charges	86	107
Contractors	28,655	6,750
Dues and subscriptions	16,295	14,037
Insurance	4,998	2,250
Legal and professional fees	4,665	3,580
Miscellaneous	30	606
Payroll	26,519	-
Postage	369	358
Supplies	716	149
Taxes and licenses	2,591	2,625
Technology	5,845	4,322
Total operating expenses	99,866	49,782
Income(Loss) before other income	(72,775)	(47,285)
Other Income:		
Interest income	56	-
Total other income	56	-
Net Loss	$ (72,719)	$ (47,285)

ROXI FANTASY GAMING LLC
STATEMENTS OF CHANGES IN MEBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2021 AND 2020

2020

	CLASS A	CLASS B	TOTAL
Balances at December 31, 2019	$ 1,885	$ 587	$ 2,472
Capital contributions	47,500	-	47,500
Net Loss	$ (46,698)	$ (587)	$ (47,285)
Balances at December 31, 2020	$ 2,687	$ -	$ 2,687

2021

	CLASS A	CLASS B	TOTAL
Balances at December 31, 2020	$ 2,687	$ -	$ 2,687
Capital contributions	3,500	237,500	241,000
Net Loss	$ (2,832)	$ (69,887)	$ (72,719)
Balances at December 31, 2021	$ 3,355	$ 167,613	$ 170,968

ROXI FANTASY GAMING LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities:		
Net loss	$ (72,719)	$ (47,285)
Net cash used by operating activities	(72,719)	(47,285)
Cash Flows from Financing Activities:		
Member contributions	241,000	47,500
Net cash provided by financing activities	241,000	47,500
Increase In Cash and Cash Equivalents	168,281	215
Cash and Cash Equivalents - Beginning	2,687	2,472
Cash and Cash Equivalents - Ending	$ 170,968	$ 2,687

ROXI FANTASY GAMING LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

Note A – Business Description

The principal business of Roxi Fantasy Gaming LLC is the service of hosting a platform for users to administer golf pools. The Company provides these services via a website, majorschallege.com. The LLC was formed in the State of New Jersey in the year 2017.

The Company currently has two classes of membership interests: Class A and Class B. Each class is assigned certain rights and obligations pursuant to an operating agreement. The class A membership interests are reserved for those members that actively manage the Company and share in the overall profits and losses. The Class B membership interests are reserved for those members that wish to share in the profits and losses of the Company.

Note B – Summary of Significant Accounting Policies

Revenue Recognition
The company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The Company recognizes revenues from the "credits" purchased by individuals to participate on the Majors Challenge platform. These credits have no cash value and are used to enter tournaments and other events ran by the majorschallenge.com platform. Customers purchase an annual subscription for unlimited use of the platform; none of these subscriptions are considered contracts. Both credits purchased by individuals and organizations are recognized as income on an accrual basis. As the annual subscriptions expire at the end of each calendar year, at December 31, 2021 and 2020 there were no unearned revenues reported.

Income Taxes
The Company has elected to be treated as a Partnership pursuant to federal and state income tax laws. As a result of this election, the members are subject to individual federal and state income taxes based on the Company's taxable income, whether or not distributed; thus, no provision for income taxes has been made.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company's cash and restricted cash balances at each bank are insured up to $250,000 by the Federal Deposit Insurance Corporation. As of December 31, 2021 and 2020 there were no bank balances in excess of FDIC insured limits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs
Advertising costs are expensed as incurred and are included in general and administrative expenses. Advertising expenses for the years ended December 31, 2021 and 2020 were $9,097 and $14,998 respectively.

Note C - Uncertain Tax Positions

As of December 31, 2021 the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company files income tax returns with the Internal Revenue Service and the State of New Jersey. Tax returns for the year ended December 31, 2017 are closed from tax assessments under the statutes of limitation.

None of these taxing jurisdictions have active examinations of Company income tax returns.

Note D – Substantial Doubt Not Alleviated

As shown in the accompanying financial statements, the Company incurred a net loss of $72,719 during the year ended December 31, 2021. This factor creates a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to increase members contributed capital. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on acceptance of the plan by the Company's members and management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note E – Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2022, the date the financial statement was issued, and no material events have been identified which require disclosure.

EXHIBIT C:
SUBSCRIPTION AGREEMENT

ROXI FANTASY GAMING LLC

SUBSCRIPTION AGREEMENT

Subscription Disclosures

THE INVESTMENT OFFERED BY THIS SUBSCRIPTION AGREEMENT (THE "SUBSCRIPTION AGREEMENT") INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT. BEFORE INVESTING, THE INVESTOR (ALSO REFERRED TO AS THE "SUBSCRIBER" IN THIS SUBSCRIPTION AGREEMENT) MUST UNDERSTAND THAT THIS INVESTMENT IS ILLIQUID AND MAY CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE INVESTMENT BEING OFFERED AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED THROUGH THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY THE INTERMEDIARY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e) OF THIS SUBSCRIPTION AGREEMENT. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES AND OTHER INFORMATION PROVIDED BY THE SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE

OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, THE INVESTOR MUST RELY ON THEIR OWN DUE DILIGENCE, INCLUDING EXAMINATION OF THE COMPANY AND THE INFORMATION PROVIDED BY THIS OFFERING. THE INVESTOR IS RESPONSIBLE FOR CONSULTING WITH THEIR OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX, INVESTMENT, AND OTHER RELATED MATTERS CONCERNING THIS OFFERING.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY AND CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT

TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES AN INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

Subscription Agreement

1. Subscription.

    (a)   Roxi Fantasy Gaming LLC (the "**Company**"), a company organized under the laws of the state of New Jersey, is offering units(s) of its Class B Membership Interest (the "**Securities**") at a purchase price of $1.50 per unit Security on the terms and conditions set forth in this subscription agreement (the "**Subscription Agreement**"). The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are set forth in the Company's bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    (b)   The undersigned subscriber (the "**Subscriber**") hereby subscribes for and agrees to purchase [QUANTITY] Securities (the "**Subscription**"). By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Company's Offering Memorandum filed with the SEC, and any other information required by the Subscriber to make an investment decision regarding the Subscription.

    (c)   This Subscription may be accepted or rejected, in whole or in part, at any time prior to a Closing Date (as defined below) by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to Subscriber only a portion of their total Subscription. The Company will notify Subscriber whether this Subscription is accepted (whether in whole or in part) or rejected. If this Subscription is rejected in full, Subscriber's payment will be returned to Subscriber without interest and all of Subscriber's rights and obligations hereunder shall terminate. If this Subscription is partially rejected, then the corresponding payment for such portion of the rejected Subscription shall be returned to Subscriber without interest.

    (d)   The minimum number of Securities that must be purchased by Subscriber under this Subscription Agreement is 166 units. The aggregate number of Securities sold to all subscribers will not exceed 713,330 units (the "**Maximum Offering**"). The Company may accept subscriptions until May 12, 2023 (the "**Termination Date**"). Provided that aggregate subscriptions for at least 6,666 units of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering (each a "**Close**") on various dates at or prior to the Termination Date (each a "**Closing Date**").

    (e)   In the event of rejection of this Subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

    (a)   Payment. The purchase price for the Subscription accepted by the Company shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with their payment for the Securities in accordance with the online payment process established by Rialto Markets LLC (the "**Intermediary**"). The payment for Securities made by Subscriber shall equal the purchase price for the Securities multiplied by the number of Securities accepted by Company into the Subscription.

(b)   Escrow arrangements. Payment for the Securities shall be received by Wilmington Trust, National Association (the "**Escrow Agent**") from the Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing Date, in the amount as set forth on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, or any transfer agent the Company chooses to maintain records of ownership of the Securities, which books and records will bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.   The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, a person is deemed to have "knowledge" of a particular fact or other matter if such person is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

    (a) Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of New Jersey. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

    (b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

    (c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

    (d) Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder to complete a Closing and the authorization, sale, issuance, and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing Date.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

    (e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

    (f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of January 1, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at investinmajorschallenge.com. E**rror! Hyperlink reference not valid.**The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

    (g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing:

    (a) <u>Requisite Power and Authority</u>. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to each applicable Closing. Upon

Subscriber's execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) The Subscriber is at least eighteen (18) years of age and has the capacity to purchase the Securities.

(c) <u>Investment Representations</u>. Subscriber acknowledges and understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(d) <u>Illiquidity and Continued Economic Risk</u>. Subscriber understands that the Securities have not been registered under the Securities Act and are "restricted securities" under applicable federal securities laws, and that the Securities Act and the rules of the SEC provide in substance that the Subscriber may dispose of the Securities only pursuant to an effective registration statement or an exemption under the Securities Act. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment in the Securities indefinitely and acknowledge and agree that the Company has no obligation to register the Securities or to take action to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges and agrees that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also acknowledges and understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(e) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which Subscriber acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i)   To the Company;

    (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii)   As part of an offering registered under the Securities Act with the SEC; or

    (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>Investment Limits</u>. Subscriber represents that either:

    (i)   Subscriber's net worth or annual income is less than $107,000, and the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section

4(a)(6) of the Securities Act within the previous twelve (12) months, is no greater than the lesser of (A) 5% of the Subscriber's annual income or net worth (whichever is lower) or (B) $2,200; or

(ii)   Subscriber's net worth and annual income are both more than $107,000, and the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, is (A) no greater than 10% of the lesser of Subscriber's annual income or net worth and (B) does not exceed $107,000.

(g) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information represented above with respect to its status as a Shareholder (or potential Shareholder) and the Investment Limits, and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. SUBSCRIBER FURTHER AGREES THAT IN THE EVENT SUBSCRIBER TRANSFERS ANY SECURITIES, SUBSCRIBER WILL REQUIRE THE TRANSFEREE OF SUCH SECURITIES TO AGREE TO PROVIDE SUCH INFORMATION TO THE COMPANY AS A CONDITION OF SUCH TRANSFER.

(h) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has reviewed the business and financial condition and operations of the Issuer as generally described in the Offering Documents, and Subscriber which Subscriber deems adequate to enable Subscriber to make an informed investment decision concerning the purchase of the Securities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges (A) that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition, and (B) Subscriber is not relying on (and will not at any time rely on) any communication (written or oral) of the Company as investment advice or as a recommendation to purchase the Securities.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to the Company's value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Drag-along.

   (a) A "Sale of the Company" means either: (1) a transaction or series of related transactions in which a person, or a group of related persons, acquires from Shareholders of the Company Securities representing more than 50% of the outstanding voting power of the Company (a "Stock Sale") or (2) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors.

   A "Deemed Liquidation Event" is deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of Securities held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

   (b) In the event that the Company's board of directors and the requisite vote of the outstanding classes of Securities entitled to vote on such matter approve a Sale of the Company, the Subscriber hereby agrees with respect to the Securities and the voting rights of the Subscriber, if any:

       (i)   in the event such transaction is to be brought to a vote at a Board of Directors meeting and to the extent any vote is solicited from Subscriber, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

       (ii)   to vote (to the extent any vote is solicited from Subscriber) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties;

(v) if the Sale of the Company is structured as a Stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit (and to cause the Subscriber's affiliates not to deposit) the Securities owned by the Subscriber (and the Subscriber's affiliates) in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii) if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, agents and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable

attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New Jersey.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEW JERSEY AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

ROXI FANTASY GAMING LLC

Subscription Agreement Signature Page

The undersigned, desiring to purchase [QUANTITY] unit(s) of Roxi Fantasy Gaming LLC Membership Interest by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

    (a)   The number of Membership Interest the undersigned hereby irrevocably subscribes for is [QUANTITY].

    (b)   The aggregate purchase price (based on a purchase price of $1.50 per unit) the undersigned subscribes for is $[1.50 X QUANTITY].

    (c)   The Securities being subscribed for will be owned by and recorded on the Company's books as held in the name of [SUBSCRIBER].

(Securities purchased by more than one Subscriber or jointly requires signatures of both Subscribers)

_____	_____
Subscriber's signature	Subscriber's signature
_____	_____
Subscriber's name	Subscriber's name
_____	_____
Social Security number	Social Security number
_____	_____
Residential Address	Residential Address
_____	_____
Telephone Number	Telephone Number
_____	_____
Email address	Email address
	_____
_____	_____
By: Roxi Fantasy Gaming LLC	Date of acceptance for Subscription
_____	
Name	
_____	
Title	

15

EXHIBIT D:
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

ROXI FANTASY GAMING LLC

Dated as of January 1, 2022

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

17789770.2

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

ROXI FANTASY GAMING LLC

This **AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** (this "Agreement") of **ROXI FANTASY GAMING LLC**, a New Jersey limited liability company (the "Company"), is entered into as of January 1, 2022 (the "Effective Date"), by and among **Daniel Pitluk** (the "Managing Member"), and the parties signatory hereto, as members of the Company (all members of the Company being referred to herein as "Members" which term also shall include such other Persons who shall become members of the Company in accordance with the terms of this Agreement and the Act (as defined below)).

RECITALS

WHEREAS, on March 6, 2017 the Company was formed pursuant to the Certificate of Formation (the "Certificate") filed with the Department of Treasury of the State of New Jersey in accordance with the New Jersey Limited Liability Company Act, as it may be amended from time to time, or any successor statute (the "Act");

WHEREAS, in accordance with the Act, the Company, Managing Member and the Members desire to enter into this Agreement as of the Effective Date on the terms set forth herein in order (i) to amend and restate the Prior Operating Agreement and (ii) to set forth the Members' respective rights, powers, obligations and duties relating to the Company, as well as the operation and governance of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1   Definitions. Defined terms used in this Agreement shall have the respective meanings as set forth below or as set forth in Section 12.1(g).

"Act" shall have the meaning set forth in the recitals hereof.

"Affiliate" of a Person shall mean any Person, directly or indirectly, Controlling, Controlled by, or under common Control with, such other Person.

Agreement" shall have the meaning set forth in the introductory paragraph hereof.

"Assigns" shall have the meaning set forth in Section 10.5(b)(i) hereof.

"Beginning Balance" shall have the meaning set forth in Section 4.1 hereof.

 "Capital Contributions" shall have the meaning set forth in Section 4.1 hereof.

17789770.2

"Certificate" shall have the meaning set forth in the recitals hereof.

"Class A Units" shall have the meaning set forth in Section 3.1(b) hereof.

"Class B Units" shall have the meaning set forth in Section 3.1(b) hereof.

"Code" shall mean the U.S. Internal Revenue Code of 1986, as it may be amended from time to time, or any successor statute.

"Company" shall have the meaning set forth in the introductory paragraph hereof.

"Confidential Information" shall have the meaning set forth in Section 13.1 hereof.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and "Controlling" and "Controlled" shall have meanings correlative thereto.

"Covered Person" shall have the meaning set forth in Section 7.1(a) hereof.

"Effective Date" shall have the meaning set forth in the introductory paragraph hereof.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Excess Capital Contribution" shall have the meaning set forth in Section 4.2 hereof.

"Failed Capital Call" shall have the meaning set forth in Section 4.3 hereof.

"Fiscal Year" shall have the meaning set forth in Section 2.5 hereof

"GAAP" means generally accepted accounting principles in the United States as of the date

"Immediate Family" means, in relation to: (i) any natural Person, the spouse, parents, descendants, nephews, nieces, brothers, and sisters of such natural Person, (ii) in relation to any corporation, the spouse, parents, descendants, nephews, nieces, brothers, and sisters of any shareholder of such corporation, (iii) in relation to any partnership, the spouse, parents, descendants, nephews, nieces, brothers, and sisters of any partner of such partnership, and (iv) in relation to any limited liability company, the spouse, parents, descendants, nephews, nieces, brothers, and sisters of any member of such limited liability company.

"Losses" shall have the meaning set forth Section 7.3(a) hereof.

"Managing Member" shall have the meaning set forth in the introductory paragraph hereof, and construed as set forth in Section 2.8.

"Members" shall have the meaning set forth in the introductory paragraph hereof, and shall include each Member, in each such Person's capacity as a member of the Company, and each Additional Member, in each case construed as set forth in Section 2.8.

"Nonfunding Member" shall have the meaning set forth in Section 4.3 hereof.

"Notice of Offer" shall have the meaning set forth in Section 10.5(a) hereof.

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"Offered Units" shall have the meaning set forth in Section 10.5(a) hereof.

"Offering Party" shall have the meaning set forth in Section 10.5(a) hereof.

"Outstanding Contributions" shall mean, with respect to any Member, on any date of determination: (i) the Total Investments of such Member on or prior to such date, less (ii) the aggregate dividends in an amount equal to the sum of all amounts distributed to such Member pursuant to Article 5 other than dividends for any Preferred Returns.

"Person" shall mean a corporation, an association, a partnership (general or limited), a limited liability company, a limited liability partnership, a business trust, an organization or other legal entity, an individual, a government or political subdivision thereof or a governmental agency.

"Prime Rate" shall mean the highest prime rate of interest quoted from time to time by The Wall Street Journal as the "base rate" on corporate loans at large money center commercial banks.

"Prior Operating Agreement" shall have the meaning set forth in the recitals hereof

"Principals" shall have the meaning set forth Section 6.9 hereof.

"Proposed Seller" shall have the meaning set forth in Section 10.5(a) hereof.

"ROFR Purchaser" shall have the meaning set forth in Section 10.5(b)(ii) hereof.

"Secondary Refusal Right" shall have the meaning set forth in Section 10.5(b)(iii) hereof.

"Securities Act" means the U.S. Securities Act of 1933, as amended from time to time.

"Subject Offer" shall have the meaning set forth in Section 10.5(a) hereof.

"Tax Dividends" shall have the meaning set forth in Section 5.1(b) hereof.

"Tax Matters Member" shall have the meaning set forth in Section 6.6(a) hereof.

"Total Investments" shall mean, with respect to any Member, on any date of determination the aggregate Capital Contributions made by such Member plus any Beginning Balance accumulated by such Member on or prior to such date.

"Transfer" means any sale, assignment, transfer, exchange, gift, mortgage, pledge, granting a security interest in or other disposition of any kind, voluntary or involuntary, including the creation or existence of any liens, whether direct or indirect, voluntary or involuntary. "Transferor" means a Person that Transfers; and "Transferee" means a Person to whom a Transfer is made. Without limiting the foregoing, any Transfer of the equity interests of a Member shall be deemed a Transfer of such Member's Units subject to the terms and conditions of this Agreement.

"Treasury Regulations" means the income tax regulations promulgated under the Code.

"Units" shall have the meaning set forth in Section 3.1(b) hereof.

1.2   Other Terms Whenever in this Agreement the singular number is used, the same shall include the plural where appropriate (and vice versa), and words of any gender shall include the other gender where appropriate. As used in this Agreement, the following words or phrases shall have the meanings indicated: (i) "or" shall mean "and/or"; (ii) "day" shall mean a calendar day; (iii) "including" or

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"include" shall mean "including without limitation"; (iv) "law" or "laws" shall mean statutes, regulations, rules, judicial, executive, or governmental orders, and other governmental actions or legal pronouncements having the effect of law; (v) references in this Agreement to specific laws (such as the Act or the Code), or to specific sections or provisions of laws, shall be deemed to apply to the respective laws which bear the names so specified and to any succeeding law, section, or provision corresponding thereto; (vi) "dollar" or "$" shall mean a United States dollar; and (vii) "business day" shall mean any day other than Saturday, Sunday, or any day on which banks in New Jersey are required or authorized by law to be closed for business.

ARTICLE 2
ORGANIZATIONAL AND OTHER MATTERS

2.1   Formation; Admission. The Company was formed as a limited liability company under and pursuant to the Act by the filing of the Certificate with the Secretary of Treasury of the State of New Jersey by an "authorized person" of the Company within the meaning of the Act. Each of the Persons named on the signature pages hereto as a Member or the Managing Member shall be admitted to the Company as a member of the Company upon its execution of this Agreement. The rights and liabilities of the Members shall be as provided for in the Act, except as expressly provided herein.

2.2   Name. The name of the Company shall be, and the business of the Company shall be conducted under the name of, ROXI FANTASY GAMING LLC. The name of the Company shall not be changed without the approval of the Managing Member.

2.3   Principal Office; Registered Office. The principal office and place of business of the Company shall initially be c/o the Managing Member, 95 West Main Street, Suite 5-171, Chester, New Jersey 07930. The Company may maintain offices at such other place or places as the Managing Member deems advisable. The address of the registered office of the Company in the State of New Jersey shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of New Jersey at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Managing Member may designate from time to time in the manner provided by applicable law.

2.4   Purposes and Powers of the Company. The purpose of the Company, generally, shall be to engage in the business of a fantasy golf pool through an online portal. The Company shall have the power to do any and all acts reasonably necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of such purpose and for the protection and benefit of the Company, and shall have, without limitation, any and all the powers that may be exercised on behalf of the Company by the Managing Member as permitted under the Act.

2.5   Fiscal Year. The fiscal year (the "Fiscal Year") of the Company shall be the same for Company accounting and U.S. federal income tax purposes. The Fiscal Year shall be the year ending December 31, unless otherwise designated by the Managing Member or unless a different taxable year is required in accordance with Section 706 of the Code, in which case the Fiscal Year shall be such different taxable year.

2.6   Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Act and shall continue in existence until the Company shall be terminated and dissolved in accordance with the provisions of Article 11.

2.7   No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend for the Company to be treated as a C-Corporation and as of January 1, 2022, the Company has filed the appropriate election to be taxed as a C-Corporation. .

2.8   Construction. The term "Member" as used herein shall correspond to the term "member" within the meaning of the Act and the term "Managing Member" as used herein shall correspond to the term "manager" within the meaning of the Act. This Agreement shall constitute the "limited liability company agreement" of the Company within the meaning of the Act for all purposes including, without limitation, for classification of the Company as a partnership for federal and all relevant state and local income tax purposes.

ARTICLE 3
UNITS AND MEMBERS

3.1   Units.

(a)   Ownership Interest Generally. All membership interests in the Company, including a Member's capital, allocable share of profits of the Company and the right to receive dividends of property of the Company, shall be as set forth in this Agreement.

(b)   Classes of Units. All membership interests in the Company shall initially be represented by units issued by the Company, namely: (i) Class A Units (the "Class A Units"), which are provided to Members having voting rights and (ii) Class B Units, which are provided to Members without voting rights (the "Class B Units" and, together with the Class A Units and any other classes of units representing membership interests in the Company that may be issued by the Company in accordance with the terms of this Agreement being referred to collectively herein as "Units"). The Class A Units and the Class B Units, along with all other classes of Units that may be issued by the Company in accordance with the terms of this Agreement, shall have those respective rights that are set forth in this Agreement. The number and class of Units issued to the particular Member signing the Operating Agreement is set forth on Schedule 1 hereto, as it may be amended from time to time in accordance with the terms of this Agreement. It is understood that the Class B Units shall be non-voting and profits interest only Units, only entitled to its pro-rata share of dividends, if and when such dividends are made at the sole discretion of the Managing Member.

(c)   Membership Interest. Units shall constitute limited liability company interests as that term is defined in the Act.

(d)   Certificates. The Managing Member may cause the Company to issue certificates representing the Units, in the form approved by the Managing Member, to each Member. All certificates shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT,

PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT. THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

3.2 Authorization and Issuance of Units; Admission of New Members. Subject to the approval of the Managing Member, the Company may offer and sell, or cause to be offered and sold, additional Units or to exchange or cause to be exchanged additional Units for securities or other property both in accordance with the provisions hereof, and to admit additional Persons to the Company as Members who may participate in the profits, losses, dividends, allocations and capital contributions of the Company upon such terms as are established by the Managing Member (other than terms that provide priority dividends to such Persons in preference to existing Members as set forth in Section 5.1(c)), which may include the establishment of classes or groups of one or more Members having different relative rights, powers and duties, including without limitation rights and powers that are superior to those of existing Members, or the right to vote as a separate class or group on specified matters, by amendment of this Agreement under Section 13.6 below. The Managing Member may establish eligibility requirements for admission of a subscriber as a Member and refuse to admit any subscriber that fails to satisfy such eligibility requirements. The Managing Member shall have the sole responsibility for determining whether a Person is eligible to be a Member. A new Member shall be admitted at the time when (i) all conditions to their admission have been satisfied, as determined by the Managing Member in its sole discretion, (ii) its identity and Units (including their Capital Contribution, as provided in Section 4.1 below) has been established by amendment of Schedule 1 hereto in accordance with this Agreement and (iii) such new Member has executed and delivered (a) a counterpart signature page to this Agreement specifying the requested date of admission, such Person's name and address, such Person's Capital Contribution and the number and class of Units to be acquired thereby; (b) a subscription agreement in form and substance as approved by the Managing Member; and (c) such other documents or instruments as may be required by the Managing Member to reflect the provisions hereof.

3.3 Schedule of Members. The Members of the Company, the respective number and class of Units held by each Member, and the vesting procedure with respect to such Units, if any, are listed on Schedule 1 and said Schedule shall be amended from time to time by the Managing Member to reflect the following actions in accordance with this Agreement: dissociation of Members as Members hereunder, the admission of additional Members, Transfers of Units or the issuance of additional Units. The Company shall promptly notify the Members of changes to Schedule 1 made in accordance with this Agreement, which shall constitute the record list of the Members for all purposes of this Agreement.

3.4 Meetings of Members. The Company shall not be required to hold an annual meeting of the Members.

3.5 Voting Rights. Except as expressly provided in this Agreement or the Certificate, the Members shall have no voting, approval or consent rights.

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3.6   No Appraisal Rights. No Member shall have any right to have its Units appraised and paid out under the circumstances as provided in the Act or otherwise.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Capital Contributions and Capital Accounts. Subject to Sections 4.2 hereof, the capital contributions of the Members shall be credited to the Capital Account of the appropriate Member and shall be set forth in Schedule 1 hereto (each, a "Capital Contribution"). In addition, the Managing Member shall be credited with a beginning book Capital Account balance as set forth in Schedule 1 hereto (the "Beginning Balance"). Each Member agrees that he, she or it will duly execute and deliver to the Company any additional documents and instruments that the Managing Member may reasonably determine to be necessary to confirm the title of the Company in and to the property contributed to it as said Member's Capital Contribution.

4.2   Additional Capital Contributions. In the event that the Managing Member determines that additional Capital Contributions are needed (any such additional Capital Contributions being referred to herein as an "Excess Capital Contribution"), then each Member shall have the right, but not the obligation, to make additional Capital Contributions in an amount not to exceed such Member's pro rata share of the aggregate amount of the Excess Capital Contribution. The election to make such a Capital Contribution in accordance with this Section 4.2 shall be made within five (5) business days of receipt of any request therefor made by the Managing Member. If only a portion (and not all) of the Members elect to make additional capital contributions upon a call for an Excess Capital Contribution, then the additional contribution amounts and investment terms for the participating Members shall be on such terms and conditions as Managing Member deems appropriate in light of then current market conditions. In the event that the Managing Member is unable to raise the entire Excess Capital Contribution through additional contributions from all or a portion of the Members, then Managing Member shall have the right to admit additional Members to the Company in order to satisfy such Excess Capital Contribution on such terms and conditions as Managing Member deems appropriate in light of then current market conditions. For the avoidance of doubt, and without limiting any other remedy available to the Company, including pursuant to Section 4.3 hereof, in the event that the Managing Member calls for additional Capital Contributions and a Member either (a) elects not to make such requested additional Capital Contributions or (b) defaults in its additional Capital Contributions, a Member's percentage ownership in the Company may be diluted as a result of any Capital Contributions made by other Members or additional Members.

4.3   Failure to Fund Capital Call. In the event that any Member fails to fund its Capital Contribution or any Excess Capital Contribution (each a "Failed Capital Call" and such Member being a "Nonfunding Member") on specified date in the notice therefor, which shall be no less than five (5) business days from such written notice (which may be given via e-mail), other than by reason of a legal prohibition, may be penalized, at the discretion of the Managing Member with respect to the Units held by such Member, by any or all of the following limitations: (i) having its Capital Account frozen, (ii) sharing in losses of the Company, if any, to the extent of its Capital Account, but not sharing in any income or gain, (iii) being prohibited from funding any Excess Capital Contributions and/or (iv) being involuntarily withdrawn from the Company at book value less costs and expenses.

4.4   No Withdrawal and Redemptions. Except as specifically set forth in the Agreement, no Member shall have the right to withdraw from the Company or to demand a return of all or a portion of its Capital Contributions during the term of the Company. Unless otherwise required by law, the Company shall not have the right to redeem all or a portion of a Member's Capital Account or Unit without the consent of such Member.

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4.5   Capital Account Deficits. At no time during the term of the Company or upon dissolution and liquidation thereof shall a Member with a deficit in its Capital Account have any obligation to the Company or any other Member to restore such deficit, except as may be required by law or in respect of any deficit resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

ARTICLE 5
DIVIDENDS

5.1   Dividends Provisions in General.

(a)   General. All decisions with regard to the amount and timing of dividends by the Company shall be made by the Managing Member in its sole and absolute discretion. Dividends shall be made on a quarterly basis only to the extent that funds are legally available and may be limited and repayable as provided in the Act.

(b)   Tax Dividends. To the extent funds of the Company may be available for dividends by the Company (as determined by the Managing Member in its sole and absolute discretion), the Company shall distribute to each Member an amount of cash that, in the determination of the Managing Member, equals an amount sufficient for the Members to pay their federal, state and local income taxes (determined at the highest marginal rate) on the Company's Net Income allocated to them under this Agreement in any Fiscal Year (a "Tax Dividends"). For the purposes of calculating the amounts payable under Sections 5.1(c), Tax Dividends shall be treated as advances of any amounts Members are entitled to receive pursuant to Sections 5.1(c).

(c)   Other Dividends. Except for liquidating, all funds and assets of the Company which are determined by the Managing Member, in its sole and absolute discretion, to be available for dividends or payment, whether distributed as one dividend or a series of dividends, shall be distributed to the Members in accordance with their pro-rata share of ownership

5.2   Restricted Dividends. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Managing Member on behalf of the Company, shall not make a dividend payment to any Member on account of its interest in the Company if such dividends would violate applicable law.

5.3   Withholding.

(a)   The Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold from a dividend or make payments to any governmental authority with respect to any foreign, federal, state or local tax liability of such Member arising as a result of such Member's Units. Each such payment (other than payments made from funds withheld upon a dividend that are accounted for as a dividends) shall be deemed to be a recourse loan by the Company to such Member and shall not be deemed to be a dividend to such Member. The amount of such payments made with respect to such Member, plus interest thereon from the date of each such payment until such amount is repaid to the Company and shall bear interest compounded semi-annually at the prime rate announced from time to time by Citibank, N.A. (or its successors) as published in The Wall Street Journal: (i) upon demand by the Company, (ii) by deduction from any dividend payable to such Member pursuant to this Agreement or (iii) by earlier payment by such Member to the Company, in each case as determined by the Managing Member in its sole and absolute discretion.

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(b)   In the event that the proceeds to the Company from the sale of any asset of the Company or a dividend with respect to any asset of the Company are reduced on account of taxes withheld at source, or the Company incurs a tax liability, and such reduction or tax liability is attributable to the Unit of one or more Member(s), the amount of the reduction or tax liability shall be treated as if it were paid by the Company as a withholding obligation with respect to such Member or Members pursuant to Section 5.3(a) above.

ARTICLE 6
MANAGEMENT OF THE COMPANY

6.1   <u>Management of the Company</u>.

(a)   The management, policies and control of the Company and any subsidiary of the Company shall be vested exclusively in the Managing Member. The initial Managing Member of the Company shall be Daniel Pitluk. Except as otherwise explicitly provided herein or under the Act, the Managing Member shall have the power on behalf and in the name of the Company or any subsidiary of the Company to implement the objectives of the Company or any such subsidiary and to exercise any rights and powers the Company may possess, including, without limitation, acquiring, operating, managing, the business on behalf of the Company or any subsidiary of the Company. Notwithstanding the foregoing, the Managing Member may appoint officers of the Company (and delegate to such officers any or all of its rights, powers and obligations under this Agreement and/or other applicable law) to carry out any of the foregoing on behalf of the Company and shall have the right to remove and replace any such officers at any time, with or without cause. The initial President and Secretary of the Company is Daniel Pitluk and as such, he may (i) bind the Company as the authorized person of the Managing Member and as an officer of the Company and (ii) open bank accounts and engage in all banking transactions on behalf of the Company.

(b)   No Member (other than the Managing Member) shall participate in or have any control over Company business, except as required by law or as provided by this Agreement.

6.2   <u>Action by Managing Members</u>.

(a)   Subject to any limitation imposed by this Agreement, the Managing Member shall have all necessary powers to carry out the purposes, business and objectives of the Company and shall possess and enjoy all the rights and powers of the Managing Member in a limited liability company under the laws of the State of New Jersey. Without limitation of any other rights and powers granted to it the Managing Member shall have the right on behalf of the Company or any subsidiary of the Company, upon such terms and conditions as it shall deem proper to.

(i)   borrow money on the general credit of the Company for use in the Company business and to secure such borrowings with any assets of the Company;

(ii)   acquire, purchase, own, hold, invest in, lease, manage, finance, refinance, sell, or otherwise dispose of any assets of the Company necessary or appropriate (, as determined by the Managing Member in its discretion, in connection with carrying out the purposes of the Company, and finance and refinance such purchase, in whole or in part, by giving the seller or any other Person a security interest in the property so purchased,

(iii)   make reasonable and necessary capital expenditures and improvements with respect to the real and personal property and other assets of the Company and take all action

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reasonably necessary in connection with the maintenance, operation and management thereof;

(iv)   employ or otherwise retain such Persons (including without limitation such Affiliates, managers, engineers, accountants, lawyers, and other experts) as may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(v)   appoint officers of the Company from time to time as it deems appropriate and shall have the right to remove and replace any such officers at any time, with or without cause;

(vi)   enter into any contract or agreement between the Company and (x) any third-party, or (y) any equity holder of the Managing Member or (z) any Affiliate;

(vii)   purchase liability and other insurance to protect the Company's real or personal properties and business;

(viii)   merge or consolidate with any other entity;

(ix)   invest any company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(x)   execute on behalf of the Company all instruments and documents, including, without limitation, drafts; notes and other negotiable instruments; mortgages or deeds of trusts; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; Company agreements; and any other instruments or documents necessary, in the opinion of the Managing Member, to the business of the Company;

(xi)   act as the Tax Matters Member of the Company;

(xii)   call for Excess Capital Contributions and admit additional Members in accordance with Section 3.2 and Section 4.2, as the case may be;

(xiii)   pay to one or more third parties that provide certain services to the Company from time-to-time, including without limitation Affiliates of the Managing Member, fees and expenses in respect of such services (that are generally commensurate with the amount the Company would be required to pay to unrelated third parties for providing similar services), and

(xiv)   do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

For the avoidance of doubt, any of the foregoing rights and powers may be exercised by the Managing Member through one or more subsidiaries of the Company.

Unless authorized to do so by this Agreement, no Member of the Company (other than the Managing Member) shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. The Managing Member may act, however, by a duly authorized attorney-in-fact or agent.

(b)   Except as may be expressly limited pursuant to the provisions of this Agreement, the Managing Member is specifically authorized to open bank accounts and execute, sign, seal and deliver in the name and on behalf of the Company any and all checks, agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and of the

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Company.

(c)   Every agreement, instrument, certificate or other document executed by the Managing Member on behalf of the Company shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that, at the time of delivery thereof: (i) the Company was in existence; (ii) this Agreement had not been terminated or cancelled or amended in any manner so as to restrict such authority; and (iii) the execution and delivery of such agreement, instrument, certificate or other document were duly authorized under this Agreement. Any Person dealing with the Company may rely conclusively on the power and authority of the Managing Member as set forth in this Agreement.

6.3   Company Expenses. The Company shall be responsible for all expenses incurred by or on behalf of it, including without limitation, (i) all costs and expenses associated operating the Company, (ii) legal, accounting, consulting, finder's, insurance, registration or other similar fees and expenses, (iii) the fees and expenses described in Section 6.2, (iv) taxes, fees, expenses or other governmental charges levied against the Company, including without limitation expenses associated with obtaining any necessary approvals, if applicable, and (v) all costs and expenses associated with the ownership, operation, and management of the Business. The Company shall pay, credit or reimburse the Managing Member for incurring such expenses as described in this Section 6.3 in addition to any fees for services provided by the Managing Member to the Company. The Company shall bear the organizational and offering expenses (including legal and other expenses) incurred in the formation of the Company, and the Managing Member.

6.4   Tax Matters Member.

(a)   Designation. The Managing Member is hereby designated the "Tax Matters Member" and shall serve as the tax matters partner (as defined in Code Section 6231) and is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings; provided, however, that the Tax Matters Member (if at any time is other than the Managing Member) shall at all times act at the direction of the Managing Member. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's income tax return with the treatment of the item on the Company's return and that such Member shall not act independently with respect to tax audits or tax litigation affecting partnership items of the Company (within the meaning of Code Section 6231), unless previously authorized to do so in writing by the Tax Matters Member, at the direction of the Managing Member, which authorization may be withheld by the Managing Member in its reasonable discretion. Each Member further specifically agrees that it shall not separately settle any tax proceeding with respect to any item of income, deduction, gain or loss in respect of an investment under Code Section 6224 without the prior consent of the Managing Member; provided, however that such consent shall be given if indemnification would not then be available for such matter under any agreement to which the Company is party or the ability or willingness of the indemnitor to pay such indemnification is substantially in doubt. The Tax Matters Member shall not, without the unanimous consent of the Managing Member, settle any tax proceeding with respect to an investment as to which the Company has a right to indemnification unless the Company is tendered payment in full of the applicable indemnity amount in accordance with the terms of the original agreement pursuant to which such investment was acquired by the Company.

(b)   Expenses. Expenses incurred by the Tax Matters Member pursuant to this Section 6.4, including, without limitation, fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs, shall be borne by the Company as an expense of the Company.

(c)   State and Local Tax Law. If any state or local tax law provides for a tax matters partner or Person having similar rights, powers, authority or obligations, the Managing Member shall also

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serve in such capacity. In all other cases, the Tax Matters Partner, acting at the direction of the Managing Member, shall represent the Company in all tax matters to the extent allowed by law.

(d)   Consolidated Audit Rules. If the Company is not subject to the consolidated audit rules of Code Sections 6221 through 6234 during any Fiscal Year, the Members hereby agree to sign an election pursuant to Code Section 6231(a)(1)(B)(ii) to be filed with the Company's federal income tax return for such Fiscal Year to have such consolidated audit rules apply to the Company.

6.5   Devotion of Time; Compensation. The Managing Member shall devote to the affairs of the Company such professional time and attention as it may deem necessary for the proper performance of its duties. The Managing Member shall be entitled to charge the Company and to be reimbursed by the Company for all out-of-pocket costs or expenses reasonably incurred by the Managing Member in connection with Company business in accordance with Section 6.4 above.

6.6   Other Business Ventures. The Managing Member and its members may engage independently or with others in other business ventures of every nature or description including, without limitation, the ownership, operation, management, syndication, sale, brokerage, and development of real estate (including competing projects or services for other properties), and neither the Company nor any other Member shall have any rights in and to such independent ventures or the income or profits derived therefrom as a result of this Agreement.

6.7   Management and Control of the Company. Notwithstanding anything in this Agreement to the contrary, (i) Daniel Pitluk (the "*Principal*") shall not voluntarily cease to the Managing Member, except with the written consent of the holders of a majority of the issued and outstanding Class A Units or as otherwise set forth herein. Notwithstanding the foregoing, any Principal shall have the right to transfer his beneficial ownership interests in the Managing Member without the foregoing written consent to any other Person; provided that, immediately following such transfer, (x) each of the Principals shall continue to be members of the Managing Member and (y) the Principals collectively shall (a) continue to own, directly or indirectly, in the aggregate at least fifty-one percent (51%) of the membership interests of the Managing Member and (b) have the right, to the exclusion of any other natural person, to control and direct all actions of the Managing Member. Furthermore, the foregoing written consent shall not be required with respect to a transfer by any Principal of his beneficial ownership interests in the Managing Member (i) to the other Principal, (ii) to any trust established for estate planning purposes for the benefit of any Principal, (iii) to any immediate lineal descendant of any Principal or (iv) in the event of the death or disability of a Principal.

ARTICLE 7
EXCULPATION AND INDEMNIFICATION

7.1   Exculpation of Covered Persons.

(a)   Covered Persons. As used herein, the term **"Covered Person"** shall mean (i) each Member, including the Managing Member, (ii) each officer, director, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each officer, employee, agent or representative of the Company.

(b)   Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken, or omitted to be taken, by such Covered Person in good faith, so long as such action or omission does not constitute a violation of this Agreement, gross negligence, fraud, willful or intentional misconduct, or knowing violation of law, by such Covered Person.

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(c)   Good Faith Reliance. A Covered Person shall be fully protected in reasonably relying in good faith upon the records of the Company and upon such information, opinions, reports or statements of the following Persons or groups: (i) the Managing Member; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other independent and competent Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2   Liabilities and Duties of Covered Persons. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person deems reasonably appropriate under the circumstances, including its own interests, but, subject to Section 6.6 and Section 6.7, such Covered Person remains subject to the standards of care and loyalty imposed by law. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith" or under another express standard, the Covered Person shall act under such express standard and shall be subject to any other standard imposed by this Agreement or any other law. To the extent that, at law or in equity, any Covered Person has duties and liabilities related thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for such Covered Person's good faith reliance on the provisions of this Agreement.

7.3   Indemnification.

(a)   Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i)   Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, the Managing Member or any direct or indirect subsidiary of the Company in connection with the business of the Company since the formation of the Company; or

(ii)   The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, officer, employee or agent of the Company, any Member, the Managing Member or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, officer, employee or agent of any Person including the Company or any subsidiary of the Company; provided, that such Covered Person's conduct was in good faith, and did not constitute fraud, gross negligence, intentional misconduct or, with respect to any criminal action or proceeding, knowing violation of law, as determined by a court of competent jurisdiction.

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(b)   Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.3(b); provided, that if it is judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   Entitlement to Indemnity. The indemnification provided by this Section 7.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managing Member may determine in its sole and absolute discretion; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   Funding of Indemnification Obligation. Any indemnity by the Company relating to the matters covered in this Section 7.3 shall be provided (i) first, out of and to the extent of Company assets and (ii) thereafter, solely to the extent the Company's assets are insufficient therefor, each Member shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company, on a pro rata basis, in an aggregate amount not to exceed in the aggregate the sum of any amounts previously distributed to any such Member pursuant to Article 5.

(f)   Savings Clause. If this Article 7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Article 7 to the fullest extent permitted by any applicable portion of this Article 7 that shall not have been invalidated and to the fullest extent permitted by law.

(g)   Survival. The provisions of this Article 7 shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE 8
TRANSACTIONS WITH AFFILIATES

8.1 Good Faith Requirement. Unless entered into in bad faith, no contract or transaction made between the Company and one or more of its Affiliates or Members, including the Managing Member, or between the Company and any other Person in which one or more of its Affiliates or Members, including the Managing Member, have a financial interest or are managers, directors, partners, officers, or hold some other similar position shall be voidable solely for this reason or solely because said Managing

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Member or Member was present or participated in the authorization of such contract or transaction if the contract or transaction was entered into on terms and conditions that the Managing Member has reasonably determined were fair and reasonable to the Company at the time of authorization. No Member, including the Managing Member, interested in such contract or transaction, solely because of such interest, shall be considered to be in breach of this Agreement or liable to the Company any Member, including the Managing Member, or any other Person, for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

ARTICLE 9
ACCOUNTS AND REPORTS

9.1   Books of Account; Access. The Managing Member shall maintain complete and accurate books of account of the Company's affairs at the Company's principal office, including a list of the names and addresses of all Members, each Member's Capital Account balance, the aggregate amount of Capital Contributions made by each Member, and the amount of dividends received by each Member from the Company. The Company shall maintain a system of accounting established and administered in accordance with GAAP and shall set aside on the books of the Company or otherwise record all such proper reserves as shall be required by GAAP. Each Member shall have the right to inspect the books and records of the Company at any reasonable time upon advance request to the Managing Member for a purpose reasonably related to its status as a Member.

ARTICLE 10
TRANSFERS

10.1   Transfers of Units.

(a)   Transfers of Units in General. A Member may not Transfer its Units whether now owned or later acquired without the prior written consent of the Managing Member, which consent may be withheld or denied for any reason or for no reason. No Member may encumber or permit or suffer any encumbrance of all or any part of the Member's Units unless such encumbrance has been approved in writing by the Managing Member. Such approval may be granted or withheld in the sole discretion of the Managing Member. Any transfer or encumbrance of a Unit without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, the Managing Member shall not unreasonably refuse to approve any proposed Transfer by a Member of its Units to a member of the transferring Member's Immediate Family, a trust for the benefit of any one or more of such Persons, or a wholly owned subsidiary of such Member, provided that the Member retains a beneficial interest in the trust and all of the Units included in such trust.

(b)   Additional Requirements and Conditions.

(i)   Notwithstanding anything to the contrary contained herein, no Transfer of any Unit may be made unless the Managing Member reasonably determines that such Transfer would not: (i) result in the Company's assets being considered "plan assets" within the meaning of ERISA or any regulations proposed or promulgated thereunder; (ii) result in a violation of the Securities Act of 1933, as amended, or any comparable state law; (iii) require the Company to register as an investment company under the Investment Company Act of 1940, as amended; (iv) require the Company, the Managing Member or any Affiliate thereof to register as an investment adviser under the Investment Advisers Act of 1940, as amended; (v) result in a termination of the Company's status as a partnership for tax purposes; (vi) cause the Company to be deemed a "publicly traded partnership" as such term is defined in Code Section 7704(b); (vii) be made to a Transferor that is "formed for the purpose" of making an investment in the Company for purposes of Section 3(c)(1) of the Investment Company Act of 1940, as amended, (viii)

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constitute more than fifteen (15) "partners" for purposes of Treasury Regulation Section 1.7704-1(h) or (ix) constitute a prohibited transaction under ERISA.

(ii)   Notwithstanding anything to the contrary contained herein, no Transfer shall be given effect unless the Transferee has executed and delivered (x) a counterpart signature page to this Agreement specifying the date of Transfer, such Transferee's name and address, such Transferee's Capital Contribution, if any, and the number and class of Units Transferred thereby; (y) a subscription agreement in form and substance as approved by the Managing Member; and (z) such other documents or instruments as may be required by the Managing Member to reflect the provisions hereof.

(c)   No Publicly Traded Partnership. To ensure that Units in the Company are not traded on an established securities market within the meaning of Treasury Regulation Section 1.7704-1(b) or readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Treasury Regulation Section 1.7704-1(c), notwithstanding anything to the contrary contained in this Agreement:

(i)   The Company shall not participate in the establishment of a market or the inclusion of its Units thereon, and

(ii)   The Company shall not recognize any Transfer made on any market by:

(A)   redeeming the transferor Member (in the case of a redemption or repurchase by the Company), or

(B)   admitting the transferee as a Member or otherwise recognizing any rights of the transferee, such as a right of the transferee to receive Company dividends (directly or indirectly) or to acquire an interest in the capital or profits of the Company.

10.2   Transferee's Rights. Any purported Transfer of Units in the Company or other interests or rights attributable to such Units which is not in compliance with this Agreement shall be null and void and of no force and effect whatsoever. In the event that any Member shall at any time Transfer its Units in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

10.3   Satisfactory Written Transfer Required. Notwithstanding anything to the contrary contained herein, the Company shall be entitled to treat the transferor of a Units and the assignor of an interest or rights attributable to such Unit as the absolute owner thereof in all respects, and, to the fullest extent permitted by applicable law, shall incur no liability for dividends made in good faith to it, until such time as a written assignment that conforms to the requirements of this Article 10, has been received by and recorded on the books of the Company.

10.4   Drag-Along Rights. The Managing Member may cause the Company to require all of the Members to sell all, but not less than all, of the Units then held by such Members to any third party on the same terms and conditions upon which the Managing Member has determined to sell its Units to such third party. The Company shall exercise this right by sending written notice (the "Drag Along Notice") to each of the Members setting forth the consideration to be paid to each Member by the third- party purchaser and the other terms and conditions of the transaction. Each Member also agrees to deliver such assignments, instruments and other documents evidencing such transfer as reasonably requested by the Managing Member, including the execution of purchase and sale documents that are on the same terms

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and conditions as documents to be executed by the Managing Member in connection with such sale. To the extent that the Managing Member receives in return any documents, instruments and consideration for such sale, the Managing Member shall cause the purchaser to give or issue such consideration and/or documents directly to such other Members or to remit to each other Members the applicable consideration and/or documents received by the Managing Member that relate to the Units sold by such other Members. Upon consummation of such sale, each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series.

10.5   Right of First Refusal.

(a)   Notice. If a Member (referred to in this Section 10.5(a) as the "Proposed Seller") receives a bona fide offer to purchase all or part of his or her Units (the "Offered Units") and wishes to accept the offer (the "Subject Offer"), the Proposed Seller shall give notice in writing to the Company and the other Members (the "Notice of Offer"). The Notice of Offer shall describe all of the terms of the offer including (i) the proposed date of the proposed sale; (ii) the number of Offered Units; (iii) the purchase price; (iv) the payment terms; (v) the name and address of the offering party (the "Offering Party"); and (vi) any other relevant and material terms. The Proposed Seller shall give the Notice of Offer to the Company and the other Members within five (5) days of the date on which he or she decides to accept the Subject Offer.

(b)   Option to Purchase the Offered Units.

(i)   The Managing Member shall have the first right to purchase the Offered Units or to assign a right to purchase the Offered Units to any Person or Entity (the "Assigns"), at the purchase price and on such other terms which are no less favorable to the Managing Member than those terms set forth in the Notice of Offer. The Managing Member or its Assigns shall notify the Proposed Seller and the other Members of its intention in respect of this option within thirty (30) days of receipt of the Notice of Offer.

(ii)   In the event the Managing Member or its Assigns declines to exercise its option to purchase all or a portion of the Proposed Seller's Offered Units, each other Member shall have a right to purchase his, her or its pro rata share of the unpurchased Offered Units on the terms set forth in the Notice of Offer. Each Member, other than the Managing Member, who so elects to purchase Offered Units under this Section 10.5 shall be referred to as a "ROFR Purchaser." As used in this Section 10.5, each ROFR Purchaser's "pro rata share" is equal to the ratio of (i) the number of Units which such ROFR Purchaser holds immediately prior to the sale of the Offered Units to (ii) the total number of Units outstanding immediately prior to the sale of such Offered Units. Each Member, other than the Managing Member, shall notify the Proposed Seller and the Company of its intention in respect of this option within thirty (30) days of receipt of the Notice of Offer.

(iii)   In the event that any Member, other than the Managing Member, elects not to purchase his, her or its pro rata share of the Offered Units pursuant to Section 10.5(b)(ii) above, the ROFR Purchasers shall have the right (the "Secondary Refusal Right") to purchase such unpurchased Offered Units, which shall be allocated among the ROFR Purchasers wishing to purchase such unpurchased Offered Units on a pro rata basis based on the relationship between the number of Units held by each such ROFR Purchaser and the total number of Units held by all such ROFR Purchasers.

(iv)   In the event the Managing Member, its Assigns and/or any other Member declines to purchase all of the Proposed Seller's Offered Units pursuant to Section 10.5(b)(i) or Section 10.5(b)(ii) above, then the Proposed Seller shall be free to sell the unpurchased Offered Units to the

Offering Party on terms no less favorable to the Proposed Seller than those set forth in the Notice of Offer. In the event no transfer is made within one hundred twenty (120) days following the date of the Notice of Offer, then no transfer shall thereafter be made without again giving the Notice of Offer and the successive options as hereinabove required.

ARTICLE 11
DISSOLUTION AND LIQUIDATION EVENTS

11.1   Dissolution: The Company shall be dissolved upon the first to occur of the following.

(a)   a decision of the Managing Member to dissolve the Company;

(b)   any other event sufficient under the Act to cause the dissolution of the Company, unless, if permitted by the Act, the Company is continued in accordance with the Act; and

(c)   the date that is fifteen (15) years from the date of this Agreement.

Notwithstanding the foregoing, the legal existence of the Company shall not terminate until all its property has been distributed and the Articles cancelled in the manner required by the Act. In such event, the Managing Member shall proceed diligently to liquidate the Company, to wind up its affairs and to make final dividends as provided Section 11.2 below and in the Act. The costs of dissolution and liquidation shall be an expense of the Company. Until final dividends, the Managing Member may continue to operate the business and properties of the Company. As promptly as possible after dissolution and again after final liquidation, the Managing Member shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating dividends to be given to the Members.

11.2   Liquidating Dividends. In a liquidation or winding-up of the Company, the assets available for dividends to the Members, after satisfaction (whether by payment or the making of reasonable provision for payment) of all liabilities of the Company to creditors, shall be distributed among the Members in order of priority set forth in Section 5.1(c).

11.3   Liability of Company for Return of Capital Contributions. Each Member, by its acceptance of this Agreement, agrees that liability for the return of its Capital Contributions is limited to the Company and the Company's assets and, in the event of an insufficiency of assets to return the amount of its Capital Contributions, hereby waives any claim for additional contributions by any other Member (in the absence of gross negligence, willful misconduct, criminal conduct or material breach of this Agreement (not including a material breach that, if capable of being cured, is cured within thirty (30) days after receipt of notice of such breach from any Member)), which such Member might otherwise have against such other Member or with respect to its assets. Each Member shall look solely to the assets of the Company for all dividends with respect to the Company and its Capital Contributions thereto and shall have no recourse therefor (upon dissolution or otherwise) against the other Members.

11.4   Certificate of Cancellation. Upon completion of the dividends of Company assets as provided herein, the Company shall be terminated and the Managing Member (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of New Jersey under the Act, cancel any other filings made pursuant to this Agreement, and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
CERTAIN U.S. TAX AND OTHER REGULATORY MATTERS

12.1   U.S. Tax Matters.

(a)   General Application. The rules set forth below in this Article 12 shall apply for the purposes of determining each Member's general allocable share of the items of income, gain, loss or expense of the Company comprising Net Income or Net Loss of the Company for each Fiscal Year, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Member's Capital Account to reflect the aforementioned general and special allocations based on the Company being taxed as a C-corporation. For each Fiscal Year, the special allocations in Section 12.1(c) hereof shall be made immediately prior to the general allocations of Section 12.1(b) hereof.

(b)   General Allocations.

(i)   The items of income, expense, gain and loss of the Company comprising Net Income or Net Loss for a Fiscal Year shall be allocated among the persons who were Members during such Fiscal Year in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of:

(A)   the hypothetical dividends (if any) that such Member would receive if, on the last day of the Fiscal Year, (x) all Company assets, including cash, were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such Fiscal Year, (y) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability, to the Gross Asset Value of the assets securing such liability), and (z) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Sections 5.1(c) hereof, over

(B)   the sum of (x) the amount, if any, which such Member is obligated to contribute to the capital of the Company, (y) such Member's share of the Company Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (z) such Member's share of Member Nonrecourse Debt Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described in Section 12.1(b)(i)(A) above.

(ii)   Determination of Items Comprising Allocations.

(A)   In the event that the Company has Net Income for a Fiscal Year,

(1)   for any Member as to whom the allocation pursuant to Section 12.1(b)(i) is negative, such allocation shall be comprised of a proportionate share of each of the Company's items of expense or loss entering into the computation of Net Income for such Fiscal Year; and

(2)   the allocation pursuant to Section 12.1(b)(i) in respect of each Member (other than a Member referred to in Section 12.1(b)(ii)(A)(1)) shall be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Net Income for such Fiscal Year (other than the portion of each Company item of expense and loss, if any, that is allocated pursuant to Section 12.1(b)(ii)(A)(1)).

(B)   In the event that the Company has a Net Loss for a Fiscal Year,

(1)   for any Member as to whom the allocation pursuant to

Section 12.1(b)(i) is positive, such allocation shall be comprised of a proportionate share of the Company's items of income and gain entering into the computation of Net Loss for such Fiscal Year; and

     (2) the allocation pursuant to Section 12.1(b)(i) in respect of each Member (other than a Member referred to in Section 12.1(b)(ii)(B)(1)) shall be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Net Loss for such Fiscal Year (other than the portion of each Company item of income and gain, if any, that is allocated pursuant to Section 12.1(b)(ii)(B)(1)).

     (iii) _Loss Limitation_. Notwithstanding anything to the contrary in this Section 12.1(b), the amount of items of Company expense and loss allocated pursuant to this Section 12.1(b) to any Member shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year, unless each Member would have an Adjusted Capital Account Deficit. All such items in excess of the limitation set forth in this Section 12.1(b)(iii) shall be allocated first, to Members who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in clauses (i) and (ii) of the definition of Adjusted Capital Account Deficit, until no Member would be entitled to any further allocation, and thereafter to all Members, pro rata, in proportion to their Percentages.

    (c) _Special Allocations_. The following special allocations shall be made in the following order

     (i) In the event that there is a net decrease during a Fiscal Year in either Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Article 12, each Member shall receive such special allocations of items of Company income and gain as are required in order to conform to Treasury Regulations Section 1.704-2;

     (ii) Subject to Section 12.1(c)(i), but notwithstanding any other provision of this Article 12, items of income and gain shall be specially allocated to the Members in a manner that complies with the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3);

     (iii) In the event that a Member has a deficit Capital Account balance at the end of any Fiscal Year which is in excess of the sum of (x) the amount such Member is then obligated to restore pursuant to this Agreement, and (y) the amount such Member is then deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), respectively, such Member shall be specially allocated items of Company income and gain in an amount of such excess as quickly as possible, provided that any allocation under this Section 12.1(c)(iii) shall be made only if and to the extent that a Member would have a deficit Capital Account balance in excess of such sum after all allocations provided for in this Article 12 have been tentatively made as if this Section 12.1(c)(iii) were not in this Agreement; and

     (iv) Any item of Company loss or expense that is attributable to Member Nonrecourse Debt shall be specially allocated to the Members in the manner in which they share the economic risk of loss (as defined in Treasury Regulations Section 1.752-2) for such Member Nonrecourse Debt, and

     (v) Each Nonrecourse Deduction of the Company shall be specially allocated among the Members in proportion to their Percentages.

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The allocations pursuant to Section 12.1(c)(i), (ii) and (iii) shall be comprised of a proportionate share of each of the Company's items of income and gain.

(d)   Allocation of Nonrecourse Liabilities. For purposes of determining each Member's share of Nonrecourse Liabilities, if any, of the Company in accordance with Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits shall be determined in accordance with their Percentages.

(e)   Transfer of Unit. In the event of a Transfer of all or part of a Member's Units (in accordance with the provisions of this Agreement) at any time other than the end of a Fiscal Year, the shares of items of Net Income or Net Loss and specially allocated items allocable to the Units Transferred shall be allocated between the transferor and the transferee in a manner determined by the Managing Member in its sole discretion that is not inconsistent with the applicable provisions of the Code.

ARTICLE 13
GENERAL PROVISIONS

13.1   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, he, she or it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the subsidiaries of the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company or performing his duties as an officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its investment in the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in subsection (a) of this Section 13.1 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's advisors or representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 13.1 as if a Member; or (vii) to any potential permitted transferee in connection with a proposed Transfer of Units from such Member, as long as such transferee agrees to be bound by the provisions of this Section 13.1 as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of subsection (a) of this Section 13.1 shall not apply to Confidential Information that: (i) becomes a matter of public record, is published in a newspaper, magazine or other periodical, or otherwise becomes available to the general public or generally known in the industry, other than as a result of any act or omission of such Member; (ii) becomes lawfully available to such Member from a third party which has no duty of confidentiality with respect to such information; or (iii) is required to be disclosed under law or judicial process or any exchange or other market on which securities of a Member are traded, but only to the extent it must be disclosed, and provided that the Member gives prompt notice of such requirement to the Company and the other Members to enable the Company or such other Members to seek an appropriate protective order.

13.2   Notices. Except as expressly set forth to the contrary in this Agreement, all notices and other communications given or made pursuant hereto shall be in writing and shall be (a) delivered by messenger, (b) delivered by a recognized overnight courier service, (c) sent by registered or certified mail (postage prepaid, return receipt requested) or (d) sent by facsimile or other written form of electronic communication (with answerback confirmation and a confirming copy thereof delivered in accordance with clause (a), (b) or (c) of this Section 13.2). Such notices, requests and consents shall be given (x) to Members at their addresses or fax numbers as set forth on their respective signature page attached to this Agreement, or such other address or fax numbers as a Member may specify by notice to the Managing Member or to all of the other Members, (y) to the Company at the address of the principal office of Company specified in Section 2.3 hereof, or at such other location as the Company shall have specified by notice to the Members as its principal office, or (z) to the Managing Member at the business address and fax number as set forth on its respective signature page attached to this Agreement. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated, shall be deemed equivalent to the giving of such notice.

13.3   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

13.4   Entire Agreement. This Agreement (a) contains the entire agreement and understanding of the parties with respect to the subject matter hereof and (b) supersede all prior negotiations, discussions, correspondence, communications, understandings, drafts and agreements between the parties relating to the subject matter hereof, all of which are merged into this Agreement. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or proceeding involving this Agreement.

13.5   Governing Law; Submission To Jurisdiction.

(a)   This Agreement including its formation, performance, termination or enforcement, and the parties' relationship in connection therewith, together with any related claims whether sounding in contract, tort or otherwise, shall be governed by and construed and enforced in accordance with the applicable laws of the State of New Jersey, without regard to any conflicts of law rules that might apply the applicable laws of any other jurisdiction.

(b)   The parties hereto hereby irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Agreement shall be brought in the applicable state or federal court of the State of New Jersey and, by execution and delivery of this Agreement, the parties hereto each, to the fullest extent permitted by applicable law, hereby (i) irrevocably accepts and submits to the exclusive jurisdiction of each of the aforesaid courts in person, generally and unconditionally with respect to any such action, suit or proceeding, and (ii) agrees not to commence any such action, suit or proceeding in any jurisdiction other than those of the aforesaid courts, waives any objection to the laying of venue of any such action, suit or proceeding therein and agrees not to plead or claim that such action, suit or proceeding has been brought in an inconvenient forum.

(c)   Each party agrees that service of process on such party as provided in Section 12.2 shall be deemed effective service of process on such party. Notwithstanding the foregoing, each of the parties hereto agrees that (i) a judgment in any such suit, action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law, (ii) an injunction may be filed by either party in any court that has jurisdiction over such matter and (iii) to the extent any court refuses to or has no right to exercise jurisdiction over any such action, suit or proceeding, then either party shall be permitted to bring any such action, suit or proceeding in any court that has subject matter jurisdiction over such claim.

13.6   Amendment or Modification. This Agreement may be amended, modified or waived by the Managing Member without the consent of any Member, except that no amendment, modification or waiver shall change or vary the priority dividends set forth in Section 5.1(c) with respect to any Member without the specific written consent of that Member, and no amendment to this Section 13.6 may be made without the written consent of each Member. If the Managing Member shall at any time solicit the consent of a Member in accordance with the terms of this Agreement and such Member shall not respond within twenty (20) days of the date of such solicitation, said Member shall be deemed to have responded to said solicitation of consent in the affirmative. In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Managing Member without the consent of any of the Members: (i) to update Schedule 1 hereto in connection with the admission to the Company of Members pursuant to Section 3.2 hereof; (ii) to add to the representations, duties or obligations of the Managing Member or surrender any right or power granted to the Managing Member herein, for the benefit of the Members; (iii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provisions herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (iv) to preserve the status of the Company as a "partnership" for federal income tax purposes; (v) to delete or add any provision of this Agreement required to be so deleted or added by the staff of the Securities and Exchange Commission or other federal agency or by a state "Blue Sky" commissioner or similar such official, which addition or deletion is deemed by such staff, agency or official to be for the benefit or protection of the Members; or (vi) if the Company is advised that any allocations of income, gain, loss, deduction, or credit provided in this Agreement are unlikely to be respected for federal income tax purposes, to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to effect the plan of allocations and dividends provided in this Agreement.

13.7   Binding Effect. This Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns and transferees. If a Member which is not a natural Person is dissolved or terminated, the successor of such Member shall be bound by the provisions of this Agreement.

13.8   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents, instruments, conveyances and assurances and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Managing Member.

13.9   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13.10   Waiver of Certain Rights. Each Member irrevocably waives any right it may have for appointment of a liquidator or for partition of the property of the Company. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party's rights, powers and remedies. No single or partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No provision of, or any rights granted or remedies available under, this Agreement or any other agreements shall limit the availability of any other right or remedy for the breach or violation of any of the provisions contained in this Agreement or any such other agreements or documents.

13.11   Notice to Members of Provisions of this Agreement. By executing this Agreement, each Member acknowledges that such Member has actual notice of (a) all of the provisions of this Agreement and (b) all of the provisions of the Certificate. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice hereunder be given.

13.12   Third Party Beneficiaries. The parties agree that the provisions of this Agreement are intended for the benefit of, and are enforceable by, each Member and their respective successors and permitted assigns and transferees. Nothing in this Agreement shall be construed as giving any other Person any right, remedy or claim under or in respect of this Agreement or any provision hereof.

13.13   Interpretation. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

13.14   Severability. Any provision hereof which is held by any court of competent jurisdiction in any jurisdiction to be illegal, void or unenforceable shall, as to such jurisdiction, be ineffective to the extent of such illegality or unenforceability without invalidating the remaining provisions hereof, and any such illegality or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the fullest extent permitted by applicable law, the parties hereby waive any provision of law which may render any provision hereof prohibited or unenforceable in any respect.

13.15   Counterparts; Facsimile. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same agreement, and all signatures need not appear on any one counterpart. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in portable document format or any similar format, shall be treated as originals, fully binding and with full legal force and effect, and the parties waive any rights they may have to object to such treatment.

13.16   Headings. The headings and captions in this Agreement and the table of contents are for convenience of reference only and shall not define, limit or otherwise affect any of the terms or provisions hereof.

13.17 <u>Specific Performance</u>. Each party hereto acknowledges that the provisions of this Agreement hereof shall be specifically enforceable, it being agreed by the parties that any remedy at law, including monetary damages, for breach of any such provision shall not be an adequate remedy and that any defense in any action for specific performance of any such provision that a remedy at law would be adequate is waived. The party seeking to enforce such provisions shall be entitled to recovery of all costs and expenses, including reasonable attorneys' fees and expenses, incurred in enforcing such provisions.

13.18 <u>Creditors</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.19 <u>Acknowledgments</u>. This Agreement was prepared by Gregory Legal Group and the parties hereto acknowledge that Gregory Legal Group represented the Company and the Managing Member in connection with this Agreement and expressly did not represent any Member (other than the Managing Member) or any other party (save the Company) in connection herewith, and that Gregory Legal Group may in the future act as legal advisor to the Company. The Company and each Member hereby consents to such retention by the Managing Member and by the Company and waives any conflict that the Company or any Member may have in connection with such retention by the Managing Member and by the Company in respect of the transactions and agreements contemplated by this Agreement or any dispute arising from or relating to any of the foregoing. Such waiver is made expressly for the benefit of Managing Member.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, this Amended and Restated Limited Liability Company Agreement of **ROXI FANTASY GAMING LLC** is executed as of the date first above written.

ROXI FANTASY GAMING LLC

MANAGING MEMBER

By: _____

    Name: Daniel Pitluk
    Title: CEO

Address:

IN WITNESS WHEREOF, this Limited Liability Company Agreement of ROXI FANTASY GAMING LLC is executed as of the date first above written.

MEMBER

By: _____
    Name:
    Title:

Address:

_____

_____

Schedule 1

OWNERSHIP BY EACH

MEMBER

Name	Unit Class	Ownership %	Units Owned
Daniel Pitluk	Class A	66.50%	3,325,000
Investor 1 (JH)	Class B	3.00%	150,000
Investor 2 (JS)	Class B	0.50%	25,000
Investor 3 (KV)	Class B	0.50%	25,000
Investor 4 (MC)	Class B	0.50%	25,000
Investor 5 (MO)	Class B	1.00%	50,000
Investor 6 (PP)	Class B	1.00%	50,000
Investor 7 (PR)	Class B	2.00%	100,000
Investor 8 (RF)	Class B	0.50%	25,000
Investor 9 (RP)	Class B	1.50%	75,000
Investor 10 (SM)	Class B	0.50%	25,000
Investor 11 (ES)	Class B	1.00%	50,000
Investor 12 (DC)	Class B	1.00%	50,000
Investor 13 (JM)	Class B	1.00%	50,000
Investor 14 (SC)	Class B	1.00%	50,000
Investor 15 (PP)	Class B	1.00%	50,000
Investor 16 (AK)	Class B	1.00%	50,000
Investor 17 (AL)	Class B	1.00%	50,000
Investor 18 (RS)	Class B	1.00%	50,000
Investor 19 (BB)	Class B	3.50%	175,000
Investor 20 (RP)	Class B	10.00%	500,000
Investor 21 (MG)	Class B	1.00%	50,000
		100%	5,000,000

EXHIBIT E:

LIMITED LIABILITY COMPANY FORMATION

DOCUMENTS

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

ROXI FANTASY GAMING LLC
0450148052

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 03/06/2017 and was assigned identification number 0450148052. Following are the articles that constitute its original certificate.

1. **Name:**
   ROXI FANTASY GAMING LLC
2. **Registered Agent:**
   DAN PITLUK
3. **Registered Office:**
   95 WEST MAIN STREET, SUITE 5-171
   CHESTER, NEW JERSEY 07930
4. **Business Purpose:**
   TO CONDUCT SUCH LAWFUL BUSINESS BOTH WITHIN AND OUTSIDE OF NEW JERSEY
5. **Effective Date of this Filing is:**
   03/06/2017
6. **Main Business Address:**
   95 WEST MAIN STREET, SUITE 5-171
   CHESTER, NEW JERSEY 07930

Signatures:

PAUL T. GREGORY ESQ.
AUTHORIZED REPRESENTATIVE

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 6th day of March, 2017

Ford M. Scudder
State Treasurer

THE GREAT SEAL OF THE STATE OF NEW JERSEY
LIBERTY AND PROSPERITY
1776

Certificate Number : 4029610061
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp